SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
         Under the Securities Exchange Act of 1934 (Amendment No. ___)*

                              LARSCOM INCORPORATED
                              --------------------
                                (Name of Issuer)

                 Class B Common Stock, $.01 par value per share
              ----------------------------------------------------
                         (Title of Class of Securities)

                                    51729Y108
                                    ---------
                                 (CUSIP Number)

        Blair W. White, Esq.               Stanley E. Kazmierczak
        Pillsbury Winthrop LLP             VINA Technologies, Inc.
        50 Fremont Street                  39745 Eureka Drive
        San Francisco, CA 94105            Newark, CA  94560
        Telephone: (415)  983-7334         Telephone:  (510) 492-0800
        -------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 17, 2003
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provide in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1. NAMES OF REPORTING PERSONS:                           VINA TECHNOLOGIES, INC.
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS                        77-0432782
   (entities only):
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)
                                                                        (b) [X]
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3. SEC USE ONLY

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4. SOURCE OF FUNDS:                                                          00

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                             [ ]
   IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

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6. CITIZENSHIP OR PLACE OF ORGANIZATION:                               Delaware

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                   7. SOLE VOTING POWER:                             10,000,000
   NUMBER OF
                 ---------------------------------------------------------------
    SHARES         8. SHARED VOTING POWER:
 BENEFICIALLY
                 ---------------------------------------------------------------
 OWNED BY EACH     9. SOLE DISPOSITIVE POWER:                        10,000,000
   REPORTING
                 ---------------------------------------------------------------
  PERSON WITH     10. SHARED DISPOSITIVE POWER:

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11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:     10,000,000
--------------------------------------------------------------------------------

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
   EXCLUDES CERTAIN SHARES                                                  [ ]

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13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN                                53%
   ROW (11):
--------------------------------------------------------------------------------

14.TYPE OF REPORTING PERSON:                                                 CO
--------------------------------------------------------------------------------

With respect to each contract, agreement or other document referred to herein and filed with the Securities and Exchange Commission as an exhibit to this report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.


ITEM 1. Security and Issuer.
        -------------------

          This Statement relates to the Class B Common Stock, $0.01 par value per share, (the "Common Stock") of Larscom Incorporated, a Delaware corporation ("Larscom") whose principal executive offices are located at 1845 McCandless Drive, Milpitas, California 95035.

ITEM 2. Identity and Background.
        -----------------------

          This Statement is being filed by VINA Technologies, Inc., a Delaware corporation (the "Reporting Person"), by virtue of its deemed beneficial ownership of shares of Common Stock of Larscom as a result of the Reporting Person holding a proxy to vote certain Common Stock shares of Larscom.

          The Reporting Person is in the business of developing and marketing multi-service broadband access communications equipment. The address of the principal office of the Reporting Person is 39745 Eureka Drive, Newark, CA 94560.

          The names and titles of the executive officers and the names of the directors of the Reporting Person and their business addresses and principal occupations are set forth below. If no address is given, the director's or executive officer's business address is that of the Reporting Person. Unless otherwise indicated, each occupation set forth opposite an individual's, name refers to the Reporting Person and each individual is a United States citizen.

          W. Michael West is the Chief Executive Officer and Chairman of the Board.

          Stanley E. Kazmierczak is Vice President, Finance and Administration and Chief Financial Officer.

          C.  Reid  Thomas  is  Executive  Vice  President,  Sales  and  Product
          Marketing.

          Darrell R. Furlong is Vice President, Engineering.

          Jeffrey M. Drazan is a member of the Board. Mr. Drazan is a general partner of SV Associates V, L.P., a general partner of SV Associates VI, L.P. and is a manager of Sierra Ventures Associates VII, LLC, which is the general partner of Sierra Ventures VII, L.P., all of which are in the business of investing in high-technology private companies. Mr. Drazan's business address is 2884 Sand Hill Road, Suite 100, Menlo Park, California 94025.

          John F. Malone is a member of the Board. Mr. Malone is President and Chief Executive Officer of The Eastern Management Group, a management consulting firm. Mr. Malone's business address is One Crossroads Drive, Bedminster, NJ 07921.

          Paul Scott is a member of the Board. Mr. Scott is Vice President of Vocera Communications, Inc., a provider of wireless voice communications systems. Mr. Scott's business address is 20230 Stevens Creek Blvd, Suite C, Cupertino, CA 95014.

          Joshua W. Soske is a member of the Board. Mr. Soske is President of International Design and Research, a communications consulting firm.

          Philip J. Quigley is a member of the Board. Mr. Quigley is a retired executive of Pacific Telesis Group and serves as a director of Wells Fargo & Company and Nuance Communications, Inc. and as an advisory director of Thomas Weisel Partners LLC.

          During the last five years, neither the Reporting Person nor any of the persons identified above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor any of the persons identified above was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

          The Reporting Person may be deemed to have obtained beneficial ownership of Class B Common Stock of Larscom pursuant to the Voting Agreement described in Item 4 below. The Principal Stockholder (as defined in Item 4 below) entered into the Voting Agreement as an inducement for the Reporting Person to enter into the Merger Agreement also described in Item 4 below. The Reporting Person has not paid additional consideration to the Principal Stockholder in connection with the execution and delivery of the Voting Agreement.

ITEM 4. Purpose of the Transaction.
        --------------------------

          On March 17, 2003, the Reporting Person, Larscom and London Acquisition Corp., a wholly-owned subsidiary of Larscom (the "Transitory Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement") whereby the Transitory Sub will be merged (the "Merger") with and into the Reporting Person in accordance with Delaware General Corporation Law, as amended from time to time
          ("Delaware Law"). Following the Merger, the separate corporate existence of the Transitory Sub shall cease and the Reporting Person shall continue as the surviving corporation. As a result of the Merger, each issued and outstanding share of common stock, par value $0.0001 per share, of the Reporting Person will be automatically converted into the right to receive 0.2659 of a validly issued, fully paid and nonassessable share of Larscom common stock (after giving effect to the reclassification of all shares of Class A and Class B Common Stock of Larscom into a single class of common stock).

          The consummation of the Merger is subject to the approval of the stockholders of the Reporting Person and Larscom, SEC clearance and other customary closing conditions. The Merger Agreement was subject to approval by the Board of Directors of the Reporting Person. Such approval was obtained on March 17, 2003.

          The Board of Directors of Larscom following the consummation of the Merger will consist of nine members, five of whom will be appointed by Larscom and four of which will be appointed by the Reporting Person.

          In connection with the Merger, it is expected that the Reporting Person's common stock will cease to be quoted on the Nasdaq Stock Market and will become eligible for termination of registration under the Securities Exchange Act of 1934, as amended. A copy of the Merger Agreement is filed as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

          Voting Agreement
          ----------------

          In connection with the Merger, Axel Johnson Inc., the majority stockholder of Larscom (the "Principal Stockholder"), entered into a Voting Agreement (the "Voting Agreement") dated as of March 17, 2003, with the Reporting Person. The Principal Stockholder owns approximately 53% of the outstanding shares of Class B Common Stock of Larscom, which shares represent approximately 80% of the voting power of the outstanding securities of Larscom.

          Pursuant to the Voting Agreement, the Principal Stockholder has agreed at any meeting (or any adjournment thereof) of the holders of Larscom Class A and Class B Common Stock, however called, or in connection with any written consent of the holders of Larscom Class A and Class B Common Stock, to vote (or cause to be voted) all shares of Larscom

          Common Stock held by the Principal  Stockholder (the "Subject Shares")
          (i) for approval and adoption of the Larscom Voting Proposal, including the issuance of the shares of Larscom common stock in the Merger and the approval of the Restated Certificate of Larscom, (ii) against any action or agreement that could reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or any other obligation of Larscom under the Merger Agreement, or could reasonably be expected to result in any of the conditions set forth in Article VII of the Merger Agreement not being fulfilled, (iii) against any Acquisition Proposal other than the Merger, the Merger Agreement and the transactions contemplated thereby, and (iv) against (A) any other extraordinary corporate transaction other than the Merger, the Merger Agreement and the transactions contemplated thereby, such as a merger, consolidation, business combination, reorganization, recapitalization or liquidation involving Larscom or any of its subsidiaries or (B) any other proposal or transaction not covered by the foregoing which is intended, or could reasonably be expected to, impede, frustrate, prevent, hinder, delay or nullify the Merger, the Merger Agreement and the transactions contemplated thereby or the amendment and restatement of the certificate of incorporation of Larscom as contemplated by the Merger Agreement. Capitalized terms used herein but not otherwise defined shall have the meaning specified in the Merger Agreement.

          Pursuant to the Voting Agreement, the Principal Stockholder has irrevocably granted and appointed executive officers of the Reporting Person as sole and exclusive attorneys, agents and proxies, with full power of substitution in each of them, to exercise all voting and related rights or, if applicable, to give consent to all matters described above. The proxy so granted will terminate upon any termination of the Voting Agreement in accordance with its terms. The Voting Agreement terminates upon the earlier of the consummation of the Merger or termination of the Merger Agreement.

          The Principal Stockholder has further agreed not to directly or indirectly sell, assign, pledge, hypothecate, transfer, exchange, convert (including without limitation converting any shares of Class B Common Stock of Larscom into shares of Class A Common Stock of Larscom) or dispose of (collectively "Transfer"), or enter into any contract, option or other arrangement with respect to the Transfer of, any of the Subject Shares, any options or warrants to purchase capital stock of the Larscom or any interest therein or deposit any of the Subject Shares into a voting trust or enter into a voting trust agreement or arrangement with respect to the Subject Shares, or take any other action with respect to the Subject Shares, or otherwise permit or authorize any of the foregoing.

          The Principal Stockholder has further agreed not to directly or indirectly, effect, seek, offer, or propose (whether publicly or otherwise) to effect, or cause or participate in any acquisition of
          (a) any securities (or beneficial ownership thereof) of Larscom or the Reporting Person or (b) any direct or indirect rights or options to acquire any capital stock of Larscom or the Reporting Person, (c) any merger, consolidation, tender or exchange offer, or other business combination involving the Reporting Person or Larscom

ITEM 5. Interest in Securities of the Issuer.
        ------------------------------------

          (a) The aggregate number of shares of Class B Common Stock of Larscom deemed to be beneficially owned by the Reporting Person pursuant to the Voting Agreement is 10,000,000 shares. Such shares collectively represent approximately 53% of the outstanding shares of Common Stock of Larscom and approximately 80% of the voting power of the outstanding securities of Larscom.

          (b) The Reporting Person has the right to direct the vote of the 10,000,000 shares of Class B Common Stock of Larscom of Larscom with respect to the Merger, subject to the terms and conditions of the Merger Agreement and the Voting Agreement.

          (c) Neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the individuals named in Item 2 above has effected any transaction in Common Stock of Larscom during the past 60 days.

          (d) Except as described above, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock beneficially owned by the Reporting Person.

          (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to
        ------------------------------------------------------------------------
Securities of the Issuer.
-------------------------

          On March 17, 2003, the Reporting Person, the Transitory Sub and Larscom entered into an Agreement and Plan of Merger whereby the Transitory Sub will be merged with and into the Reporting Person in accordance with Delaware Law. (See Item 4, which is incorporated herein by reference.)

          Copies of the Merger Agreement and the Voting Agreement are filed as Exhibits 1 and 2 to this Schedule 13D and are incorporated herein by reference to filings made by the Reporting Person.

          At   present,   there   are   no   other   contracts,    arrangements,
          understandings, or relationships with respect to securities of Larscom involving the Reporting Person.

ITEM 7. Materials to be Filed as Exhibits.
        ---------------------------------

Exhibit 1 Agreement and Plan of Merger dated as of March 17, 2003 (incorporated by reference to Exhibit 2.1 to the Reporting Person's Current Report on Form 8-K filed March 20, 2003).

Exhibit 2 Voting Agreement dated as of March 17, 2003 between VINA Technologies, Inc. and the stockholder listed on the signature page thereto (incorporated by reference to Exhibit
            2.2 to the Reporting Person's Current Report on Form 8-K filed March 20, 2003).

                                    SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of March 26, 2003                    VINA TECHNOLOGIES, INC.



                                              By:  /s/      W. Michael West
                                                   ----------------------------
                                                   W. Michael West
                                                   Chief Executive Officer

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.          Document
-----------          --------

Exhibit 1 Agreement and Plan of Merger dated as of March 17, 2003 (incorporated by reference to Exhibit 2.1 to the Reporting Person's Current Report on Form 8-K filed March 20, 2003).

Exhibit 2 Voting Agreement dated as of March 17, 2003 between VINA Technologies, Inc. and the stockholder listed on the signature page thereto (incorporated by reference to Exhibit
                    2.2 to the Reporting Person's Current Report on Form 8-K filed March 20, 2003).